December 5, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Roger Schwall

Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rocky Mountain Chocolate Factory, Inc.

Registration Statement on Form S-4

Filed November 10, 2014

File No. 333-200063

Dear Mr. Schwall:

Rocky Mountain Chocolate Factory, Inc. (the “Company”) submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 2, 2014 relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For convenience, the Staff’s comment is set forth herein followed by the Company’s response. The Company has revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

Description of Newco Capital Stock, page 17

Litigation Costs, page 19

1.

We note your disclosure regarding the cost reimbursement provision in your certificate of incorporation. However, it appears that such provision is set forth in your bylaws. Please revise your disclosure to clarify. Please also include risk factor disclosure that describes the cost reimbursement provision and related risks to investors. For example, explain that the cost reimbursement provision may increase the cost of bringing lawsuits and may effectively discourage shareholder claims. As another example, please discuss the uncertainty about the ultimate effect of such provision.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 19 of the Amendment to clarify that the cost reimbursement provision is set forth in the bylaws. In addition, the Company has revised its disclosure on page 9 of the Amendment to add a risk factor related to the cost reimbursement provision in its bylaws.

* * * *

 In connection with responding to the Staff's comment, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (970) 259-0554. Thank you again for your time and consideration.

Respectfully submitted,

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

/s/ Bryan J. Merryman
Bryan J. Merryman
Chief Operating Officer/Chief Financial Officer